Execution Version

AMENDMENT NO. 6

TO

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 6 TO INVESTMENT SUB-ADVISORY AGREEMENT (the “Amendment”) is dated as of September 28, 2021, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY, a Texas Corporation (the “Adviser”), and T. ROWE PRICE ASSOCIATES, INC. (the “Sub-Adviser”).

W I T N E S S E T H:

WHEREAS, the Adviser and VALIC Company I (the “Corporation”), have entered into an Investment Advisory Agreement dated as of January 1, 2002, as amended from time to time (the “Advisory Agreement”), pursuant to which the Adviser has agreed to provide investment management, advisory and administrative services to the Corporation, and pursuant to which the Adviser may delegate one or more of its duties to a sub-adviser pursuant to a written sub-advisory agreement; and

WHEREAS, the Adviser and the Sub-Adviser are parties to an Investment Sub-Advisory Agreement dated August 29, 2001, as amended from time to time (the “Sub-Advisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain series of the Corporation, as listed on Schedule A of the Sub-Advisory Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein set forth, the parties hereto agree as follows:

1. Schedule A Amendment. Schedule A to the Sub-Advisory Agreement is hereby amended to reflect that Adviser has terminated the Sub-Advisory Agreement with respect to the Health Sciences Fund, the Small Cap Fund has been reorganized into the Small Cap Growth Fund, a series of the Corporation, and to reduce the fees payable by VALIC to Sub-Adviser with respect to the Blue Chip Growth Fund. This Schedule A supersedes all prior Schedules A.

2. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3. Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Sub-Advisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4. Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Sub-Advisory Agreement.

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IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY		T. ROWE PRICE ASSOCIATES, INC.

By:	/s/ THOMAS M. WARD	By:	/s/ TERENCE BAPTISTE
Name:	Thomas M. Ward	Name:	Terence Baptiste
Title:	Authorized Signatory	Title:	Vice President

SCHEDULE A

COVERED FUNDS

(Effective September 28, 2021)

SUB-ADVISER shall manage all or a portion of the assets of the following Funds and shall be compensated on such assets as follows:

Annual Fee

(based on average daily net asset value for each month and payable monthly)
Blue Chip Growth Fund*	0.500% on the first $50 million
0.400% on the next $50 million
0.400% reset on all assets when assets reach $100 million
0.375% when assets exceed $250 million
0.350% when assets exceed $500 million
0.300% reset on all assets when assets reach $1 billion
0.275% when assets exceed $3 billion

Science & Technology Fund	0.60% on the first $500 million
0.55% thereafter

(based on annual flat fee and payable monthly)

Small Cap Growth Fund**	$30,000 for 25 to 32 issuers
$25,000 for 17 to 24 issuers
$20,000 for 9 to 16 issuers
$15,000 for less than 9 issuers

*

For the Blue Chip Growth Fund, the Subadviser will provide the Adviser a transitional credit to eliminate any discontinuity between the tiered fee schedule and flat 0.40% fee at $100 million, and between the tiered fee schedule and flat 0.30% fee at $1 billion. The credit will apply at asset levels between $87.5 million and $100 million, and $803.6 million and $1 billion, respectively.

To accommodate circumstances where the Blue Chip Growth Fund’s assets either approach or fall beneath $100 million and to prevent a decline in the Fund’s assets from causing an increase in the absolute dollar fee, the Subadviser will provide a transitional credit to cushion the impact of reverting to the original fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $100 million, when the flat fee would be triggered, or (b) fall below a threshold of approximately $87.5 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by multiplying the difference between the original tiered fee schedule and the flat portion of the fee schedule over the difference between $100 million and the current portfolio size for billing purposes. The credit would approach $50,000 annually when the Blue Chip Growth Fund’s assets were close to $100 million and fall to zero at approximately $87.5 million.

The transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $87,500,000 x $50,000

$12,500,000

To accommodate circumstances where the Blue Chip Growth Fund’s assets either approach or fall beneath $1 billion and to prevent a decline in Fund’s assets from causing an increase in the absolute dollar fee, the Subadviser will provide a transitional credit to cushion the impact of reverting to the original fee schedule. The credit will be applied against the fees assessed under the existing fee schedule and will have the effect of reducing the dollar fee until assets either (a) exceed $1 billion, when the flat fee would be triggered, or (b) fall below a threshold of approximately $803.6 million, where the tiered fee schedule would be fully re-applied.

The credit is determined by multiplying the difference between the original tiered fee schedule and the flat portion of the fee schedule over the difference between $1 billion and the current portfolio size for billing purposes. The credit would approach $687,500 annually when the Blue Chip Growth Fund’s assets were close to $1 billion and fall to zero at approximately $803.6 million.

The transitional credit is determined as follows:

Current Portfolio Size for Billing Purposes - $803,571,429 x $687,500

$196,428,571

**

For Small Cap Growth Fund, the Sub-Adviser will provide the Adviser with the number of issuers it manages for the Fund on the effective date of this Amendment (the “Effective Date Number”) and subsequently thereafter at the end of each calendar quarter (the “Quarterly Number”). The annualized fee rate payable monthly as soon as practicable after the end of each calendar month to the Sub-Adviser by the Adviser for the initial calendar quarter will be equal to the annual flat fee rate of the Effective Date Number divided by 12. The annualized fee rate payable monthly as soon as practicable after the end of each calendar month to the Sub-Adviser by the Adviser for the subsequent calendar quarters will be equal to the annual flat fee rate of the Quarterly Number divided by 12.